March 5, 2010

RE:  JOHNSON MUTUAL FUNDS TRUST- File Nos. 33-52970 and 811-7254

To Whom It May Concern:

Johnson Mutual Funds Trust filed Post Effective Amendment Number 30 (PEA) on Form N-1A for the above referenced registrant on February 26, 2010.  On March 4, 2010, the Commission’s Mr. Frank Dalton requested through Donald Mendelsohn, attorney for the Registrant, a PDF version of the PEA be transmitted to the Commission through a correspondence filing.  We have attached the documents that Mr. Dalton requested.

Please do not hesitate to let Mr. Mendelsohn or the undersigned know if there are any additional requirements that can aid in the review of this filing.

Sincerely,

Marc E. Figgins
Johnson Mutual Funds Trust

Phone:  (513) 661-3100